Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

December 7, 2007
Our ref. No. PI 173

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


07028604

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Yoshihiro Kuroi
General Manager
Investor Relations Office

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on December 7, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation (MC) has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Name:	Coilplus Jackson, Inc.
Location:	Jackson, Mississippi, U.S.A.
Representative:	Shigeki Sakoda
Business:	Operation of a steel sheet processing center
Established:	August 20, 2001
Capital:	US$3 million
Shareholder:	Metal One Holdings America, Inc. (100%)—an 80% owned subsidiary of Metal One Corporation, which is 60% owned by MC and 12% owned by Mitsubishi International Corporation, which is 100% owned by MC
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

MC has decided to dissolve and liquidate Coilplus Jackson, Inc. as part of efforts to realign and consolidate the steel processing business within the Coilplus group, with the aim of optimizing steel-related logistics and processing operations in the southern United States.

3. Schedule

Completion of liquidation: June 30, 2008

4. Impact on MC's Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

END